EXHIBIT D-2


                                 BEFORE
                 THE PUBLIC UTILITIES COMMISSION OF OHIO


In the Matter of the Application of   )
a New Cincinnati District Cooling     )
Company for Authority to Issue and    )   Case No. 96-126-CC-AIS
Sell up to 100 Shares of No-Par       )
Common Stock to its Parent, Cinergy   )
Investments, Inc.                     )

In the Matter of the Application of   )
a New Cincinnati District Heating     )
Company for Authority to Issue and    )   Case No. 96-127-HT-AIS
Sell up to 100 Shares of No-Par       )
Common Stock to its Parent, Cinergy   )
Investments, Inc.                     )

                             JOINT APPLICATION

To the Honorable
The Public Utilities Commission of Ohio:

     Cinergy Investments, Inc. ("Investments"), a wholly-owned, non-utility, sub-holding company subsidiary of Cinergy Corp. ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"), plans to organize two new Ohio subsidiaries, a new Cincinnati district cooling company to engage in the district cooling business ("CoolCo") and a new Cincinnati district heating company to engage in the district heating business ("HeatCo"). Investments respectfully represents, on behalf of CoolCo and HeatCo, each of which will be a public utility as defined by the Ohio Revised Code, the following:

     1. CoolCo and HeatCo each will be organized as an Ohio corporation for the purpose of supplying district cooling and district heating, respectively, to customers in the metropolitan area of Cincinnati, Ohio. Accordingly, pursuant to Section 4905.03(A)(9), Ohio Revised Code, CoolCo will be a cooling company and HeatCo will be a heating company.

     2. On January 24, 1996, the City of Cincinnati awarded Cinergy a non-exclusive franchise to construct, install, maintain and operate a system for the transmission and supplying of chilled water for cooling purposes in the downtown central business district of Cincinnati, Ohio.

     3. In Cincinnati, as in many other American cities, most large commercial buildings provide air conditioning from chilled water systems internal to each building. Currently, the chilled water systems, or "chillers," in approximately 90% of Cincinnati's downtown office buildings rely on chlorofluorocarbon, or "CFC," refrigerant to produce the cooling effect. Studies have established that CFCs are harmful to the earth's ozone layer, are a potential health hazard and contribute to global warming. An international treaty has banned the production of CFCs after 1995. Therefore, owners and managers of most large commercial buildings in downtown Cincinnati are considering whether to retrofit or replace their existing chillers due to age or environmental considerations; either option involves major capital expenditures, ranging from hundreds of thousands to several million dollars.

     4. Similarly, a number of the owners and managers of large commercial buildings in downtown Cincinnati are analyzing whether to replace the heating systems in their buildings. Many of these systems are old and approaching the end of their useful lives, are expensive to replace, use relatively inefficient boilers, occupy a disproportionately large amount of building space, and raise environmental issues associated with emission of nitrogen oxides.

     5. The installation of district cooling and heating systems in downtown Cincinnati offers a cost-effective, energy-efficient alternative for cooling and heating large commercial buildings. The basic concept is analogous to that of connecting to the electrical distribution system as opposed to generating one=s own electricity on-site. Under a district cooling system, rather than each office building supplying its own cooling needs on a "self-contained" basis, through a chiller located within that building, the needs of dozens of office buildings may be "outsourced" -- that is, supplied by underground pipes distributing cooled water to the buildings from a centrally-located chilled water plant operated by a third-party provider.

     6. A district cooling system=s physical infrastructure consists principally of the central plant itself and the associated distribution system -- specifically, the network of underground pipes running from the central plant to the customer buildings (through the supply pipes) and looping back to the central plant (through the return pipes).

     7. Under a district heating system, the distribution system is very similar to that for a district cooling system, except that the supply and return pipes are usually smaller than their counterparts in a district cooling system. Although the central production facilities for combined district cooling and heating systems can (and in fact tend to) be housed in the same building, the distribution networks must be physically separate. In other words, the pipes used to transport and loop the hot water back to the central plant must be used exclusively for that purpose. However, the heating and cooling pipes may be nested together in the same trench under the street surface, or "jointly trenched."

     8. District cooling and/or heating systems are in place in over 20 American cities, including Baltimore, Chicago, Indianapolis, Minneapolis, Nashville, Pittsburgh, San Francisco, St. Louis and three in Ohio (Akron, Cleveland and Youngstown). In addition, many of these systems have been in place for a number of years (and even decades for certain heating systems).

     9. The economics of district energy systems improve when district heating is added incrementally to a new district cooling system (and vice versa), especially if the "backbone" pipes and central plant equipment for the district heating can be installed at the same time as those for the district cooling system. Moreover, the installation of combined systems causes less disruption to city streets and motorists in congested downtown central business districts. Investments plans to take advantage of the low incremental cost of installing the heating pipes at the same time as the cooling pipes.

     10. CoolCo and HeatCo will operate as separate companies and will not share employees or facilities with any other Cinergy operating company. Cinergy Services, Inc., Cinergy's wholly-owned service company, will provide services to CoolCo and HeatCo pursuant to a service agreement approved by the Securities and Exchange Commission under PUHCA.

     11. The respective Articles of Incorporation of CoolCo and HeatCo will provide that each company is authorized to have outstanding 850 shares of common stock without par value.

     12. CoolCo and HeatCo each propose to issue and sell 100 shares of its no-par common stock to Investments, pursuant to Section 4905.40(A)(1) and 4905.41(A), Ohio Revised Code. The purpose of these initial issuances of common shares is for the formation of the respective companies.

     13. Construction capital will be acquired by CoolCo and HeatCo through short-term, interest-bearing, open-account advances from Investments. At the time CoolCo and HeatCo replace these short-term advances with the issuance of permanent or long-term securities, they will comply with applicable approval requirements then in effect.

     14. The purpose for issuing these shares is reasonably required for CoolCo and HeatCo to meet their obligations to provide cooling and heating services, respectively. The amount of the issuances and their costs are just and reasonable.

     15. The effect the issuances of common stock will have on prospective revenue requirements for the respective companies can be determined only in rate proceedings in which all factors relating to revenue requirements are taken into account according to law. Pursuant to Section 4909.34, Ohio Revised Code, the City of Cincinnati will have primary jurisdiction over the rates that will be charged by CoolCo and HeatCo to their customers.

     16. CoolCo and HeatCo each will establish its own accounting books and records in accordance with the Federal Energy Regulatory Commission Uniform System of Accounts, as adopted by the Commission.

     17. Because of the environmental and other considerations discussed above, potential customers of CoolCo and HeatCo are counting upon district energy systems having been constructed and ready to commence operation by not later than March 31, 1997. Construction of the central plant facilities and distribution piping systems will span an estimated 13 months; consequently, construction must begin as soon as possible. Timely action by the Commission on this Application is therefore essential.

     WHEREFORE, Investments, on behalf of CoolCo and HeatCo, respectfully requests the Commission to approve this Application.

     Respectfully submitted this 6th day of February 1996.

                              CINERGY INVESTMENTS, INC.



                              By:/S/Jackson H. Randolph
                                   Chairman of the Board



                              By:/S/William L. Sheafer
                                   Treasurer


James B. Gainer, Esq.
Jerome A. Vennemann, Esq.
Bradley C. Arnett, Esq.

Cinergy Investments, Inc.
139 East Fourth Street
Cincinnati, Ohio  45202

Attorneys for Cinergy Investments, Inc.

STATE OF OHIO       )
COUNTY OF HAMILTON  )  ss:

     Personally appeared before me Jackson H. Randolph and William L. Sheafer, who being first duly sworn, say that they are the Chairman of the Board and the Treasurer, respectively, of Cinergy, Investments, Inc., that they did sign the foregoing Application, and that the statements contained therein are true as they verily believe.

     Sworn to and subscribed before me this 6th day of February 1996.





                                _________________________________
                                            Notary Public